FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of October 2003 (October 1, 2003)

	THE NEWS CORPORATION LIMITED
	(Name of Registrant)



	2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



Annexed hereto as Exhibit A is a press release of The News
Corporation Limited dated September 30, 2003.











































	SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


					THE NEWS CORPORATION LIMITED



Date:	October 1, 2003			By:	/s/ Arthur M. Siskind
					Arthur M. Siskind
					Director





	EXHIBIT INDEX



Exhibit								Page No. in Sequential
								Numbering System


A.	Press Release of The News Corporation Limited
	dated September 30, 2003.					6


































EXHIBIT A


News Corporation

N E W S  R E L E A S E
For Immediate Release 			Contacts:  Media: Andrew Butcher 212-852-7070
						   Investors: Craig Felenstein 212-852-7084

Liberty Media Corporation Exercises Right To Acquire $500
Million In News Corporation Preferred ADRs
______________________


NEW YORK, NY, September 30, 2003: News Corporation today announced that Liberty Media Corporation has exercised the right that it acquired in March 2003 to purchase $500 million in News Corp. preferred limited voting ordinary ADRs, at $21.50 per ADR. This transaction is expected to close in two weeks, subject to customary closing conditions.

The News Corporation Limited (NYSE: NWS, NWS.A; ASX: NCP, NCPDP) had total assets as of June 30, 2003 of approximately US$45 billion and total annual revenues of approximately US$17 billion. News Corporation is a diversified international media and entertainment company with operations in eight industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, Continental Europe, the United Kingdom, Australia, Asia and the Pacific Basin.

For more information about News Corporation, please visit www.newscorp.com.